101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

October 12, 2022

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 57 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 57 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and amendment to Exhibit A to provide the BOX Exchange LLC Bylaws adopted October 4, 2022.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 57.

This Amendment No. 57 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

cc: Johnna Dumler
TM-Marketsupervision@sec.gov
Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**
**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

Date filed (MM/DD/YY): 10/12/2022

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

22005654

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   617-235-2239 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Alanna Barton (Name) General Counsel (Title) 617-235-2239 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/12/2022 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Alanna Barton, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________ (Notary Public)

My Commission expires ______________ County of ________________ State of ______________________

***This page must always be completed in full with original, manual signature and notarization.***
***Affix notary stamp or seal where applicable.***

# BOX EXCHANGE LLC

# AMENDMENT No. 57
# to
# FORM 1 APPLICATION
# and
# EXHIBITS

**The Form 1 application is hereby amended as set forth in this Amendment No. 57. The Form 1 application is not being modified in any respect other than to the extent set forth below.**

BOX EXCHANGE

**Amendment to:**

**Exhibit A**

**Request:**
A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

**Exhibit A is hereby amended as set forth below. The Exhibit A is not being modified in any respect other than to the extent set forth below.**

**Response:**

The current BOX Exchange LLC Bylaws are attached.

# BYLAWS

# OF

# BOX EXCHANGE LLC

TABLE OF CONTENTS


Page

ARTICLE 1. DEFINITIONS ... 1
Section 1.01 Definitions ... 1
ARTICLE 2. LOCATION ... 2
Section 2.01 Location of Exchange ... 2
ARTICLE 3. MEMBERS ... 3
Section 3.01 Meetings of the Members ... 3
Section 3.02 Voting ... 3
Section 3.03 Presiding Officer of Meetings ... 4
Section 3.04 Secretary of Meetings ... 4
Section 3.05 Action by Written Consent ... 4
ARTICLE 4. BOARD OF DIRECTORS ... 4
Section 4.01 General Powers ... 4
Section 4.02 Number of Directors ... 4
Section 4.03 Term of Directors ... 5
Section 4.04 Interested Directors ... 5
Section 4.05 Election of Chairman and Vice Chairman ... 6
Section 4.06 Nominating Committee ... 7
Section 4.07 Resignation ... 11
Section 4.08 Removal ... 11
Section 4.09 Disqualification ... 11
Section 4.10 Vacancies ... 12
Section 4.11 Meetings of the Board ... 12
Section 4.12 Compensation ... 14
ARTICLE 5. REGULATION ... 14
Section 5.01 General ... 14
Section 5.02 Confidentiality of Information and Records Relating to SRO Function ... 14
Section 5.03 Rulemaking ... 15
Section 5.04 Securities ... 15
Section 5.05 Penalties ... 15
ARTICLE 6. COMMITTEES ... 15
Section 6.01 Board Committees ... 15
Section 6.02 Procedures ... 16
Section 6.03 Committee Quorum and Voting ... 16
Section 6.04 Executive Committee ... 16
Section 6.05 Audit Committee ... 16
Section 6.06 Compensation Committee ... 17
Section 6.07 Regulatory Oversight Committee ... 17
Section 6.08 Hearing Committee ... 17
Section 6.09 Committee Expenses ... 18
ARTICLE 7. OFFICERS ... 18
Section 7.01 Officers ... 18
Section 7.02 Absence of Officer and Delegation of Duties ... 18

TABLE OF CONTENTS
(continued)

Page


Section 7.03 Resignation and Removal ........ 18
Section 7.04 Election and Term of Office ........ 19
Section 7.05 Compensation ........ 19
Section 7.06 Secretary ........ 19
Section 7.07 Agents and Employees ........ 19
Section 7.08 Bond ........ 19
ARTICLE 8. INDEMNIFICATION AND ADVANCEMENT OF EXPENSES ........ 19
Section 8.01 Right to Indemnification ........ 19
Section 8.02 Right to Advancement of Expenses ........ 20
Section 8.03 Board Determination Not to Advance Expenses ........ 20
Section 8.04 Non-Exclusivity of Rights ........ 20
Section 8.05 Effect of Repeal or Modification ........ 21
Section 8.06 Right of Indemnitee to Bring Suit ........ 21
Section 8.07 Insurance ........ 21
ARTICLE 9. MISCELLANEOUS ........ 21
Section 9.01 Maintenance of Books and Records ........ 21
Section 9.02 Conflict ........ 21
ARTICLE 10. EXECUTION OF INSTRUMENTS, CONTRACTS, ETC ........ 21
Section 10.01 Payment Instruments ........ 21
Section 10.02 Governmental Documents ........ 22
ARTICLE 11. AMENDMENTS; EMERGENCY BYLAWS ........ 22
Section 11.01 Amendments ........ 22
Section 11.02 Emergency Bylaws ........ 22

## ARTICLE 1. DEFINITIONS

Section 1.01 **Definitions**. Capitalized terms used in these Bylaws without definition shall have the meaning assigned to such terms in the LLC Agreement. When used in these Bylaws, unless the context otherwise requires:

(a) "Board Committee" means a committee of the Board.

(b) "broker" shall have the meaning set forth in Section 3(a)(4) of the Exchange Act.

(c) "Bylaws" means these Bylaws, as may be amended or amended and restated from time to time.

(d) "Chairman" has the meaning set forth in Section 4.05(a).

(e) "CRO" has the meaning set forth in Section 7.01.

(f) "Day" means calendar day.

(g) "Dealer" shall have the meaning set forth in Section 3(a)(5) of the Exchange Act.

(h) "Exchange" means BOX Exchange LLC.

(i) "Exchange Violation" has the meaning set forth in Section 6.08(a).

(j) "Facility Director" means a Director who is a director or senior executive officer of an Exchange Facility.

(k) "Facility Representative" means a member of the Nominating Committee who is a director or senior executive officer of an Exchange Facility.

(l) "Indemnified Claims" has the meaning set forth in Section 8.01.

(m) "Indemnified Person" has the meaning set forth in Section 8.01.

(n) "Industry Representative" means an individual who is an officer, director or employee of a broker or dealer or who has been employed in any such capacity at any time within the prior three (3) years, as well as an individual who has, or has had, a consulting or employment relationship with the Exchange, or any Affiliate of the Exchange, at any time within the prior three (3) years.

(o) "Interested Director" has the meaning set forth in Section 4.04(a).

(p) "Interested Matter" has the meaning set forth in Section 4.04(a).

(q) "LLC Agreement" means the Second Amended and Restated BOX Exchange LLC Limited Liability Company Agreement, as it may be amended from time to time.

(r) "Non-Industry Director" means a Director who (i) is a Public Director or (ii) is a Non-Industry Representative.

(s) "Non-Industry Representative" means an individual who is not an Industry Representative.

(t) "Observer" has the meaning set forth in Section 5.02.

(u) "Participant Director" means a Director who is a Participant Representative.

(v) "Participant Representative" means an officer, director or employee of an Exchange Facility Participant.

(w) "Public Director" means a Director who (i) has no material business relationship with the Exchange or any Affiliate of the Exchange, or any Exchange Facility Participant or any Affiliate of any Exchange Facility Participant and (ii) is not associated with any broker or dealer as required pursuant to Section 6(b)(3) of the Securities Exchange Act of 1934, as amended; provided, however, that an individual who otherwise qualifies as a Public Director shall not be disqualified from serving in such capacity solely because such individual is a Director of the Exchange and/or the Chairman or Vice Chairman.

(x) "Rules" means the rules of the Exchange as adopted or amended from time to time.

(y) "Secretary" has the meaning set forth in Section 3.05.

(z) "Vice Chairman" has the meaning set forth in Section 4.05(b).

## ARTICLE 2. LOCATION

Section 2.01 **Location of Exchange**. The Exchange shall maintain a registered office in the State of Delaware as required by law. The Exchange may also have offices and/or facilities at other places, within or without the State of Delaware, as the Board may from time to time determine or as the business of the Exchange may require.

## ARTICLE 3. MEMBERS

Section 3.01 **Meetings of the Members**.

(a) Meetings of the Members shall be held at such place, within or without the State of Delaware, as the Board designates.

(b) The Members shall meet annually on such date and at such time as the Board designates to elect the Nominating Committee and to transact such other business as the Members determine.

(c) Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by the Delaware Limited Liability Company Act or the LLC Agreement, may be called by the Chairman or by written notice signed by a majority of the Board. Members holding at least 20% of the Voting Percentage Interest may also call a special meeting by making a written request to the Secretary and, upon receipt of such request, the Secretary shall call such meeting by written notice to the Board and the Members. The Board may designate the place of meeting for any special meeting and, if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange. Such a request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be limited to the purpose or purposes set forth in the written notice of the meeting except that such other business may be transacted as the Members determine.

(d) Whenever the Members are required or permitted to take any action at a meeting, unless notice is waived by the Members, a written notice of the meeting shall be given to the Members by the Secretary which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except in instances in which the Members duly waive notice, the written notice of any meeting shall be given personally or by mail or email, not less than two (2) nor more than sixty (60) days before the date of the meeting to the Members. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the Members at the addresses of the Members appearing on the records of the Exchange. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days or, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to the Members.

Section 3.02 **Voting**. The vote of the Members holding a majority of the Voting Percentage Interest shall decide any question brought before the meeting, unless the question is one upon which, by express provision of law, the LLC Agreement or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 3.03 **Presiding Officer of Meetings**. The Chairman, if any, or in the absence of the Chairman, the Vice Chairman, shall preside at all meetings of the Members. In the absence of the Chairman and the Vice Chairman, the presiding Officer shall be elected by vote of the Members.

Section 3.04 **Secretary of Meetings**. The Secretary of the Exchange (the "Secretary") shall act as secretary of all meetings of the Members. In the absence of the Secretary, the presiding Officer of the meeting shall appoint any other person to act as secretary of the meeting.

Section 3.05 **Action by Written Consent**. Any action that may be taken by the Members in a meeting may be taken by written consent in lieu of a meeting if such written consent is duly executed by Members sufficient to have taken such action if such Members had voted in a meeting at which all Members were present and promptly delivered to the Secretary to be included in the minutes of the Exchange. Upon receipt, the Secretary shall promptly provide written notice of such action to the Members that did not execute such written consent. Any such action by written consent in lieu of a meeting shall be effective as of the date such written consent is executed by the Members unless another date is specified therein.

## ARTICLE 4. BOARD OF DIRECTORS

Section 4.01 **General Powers**. The property, business and affairs of the Exchange shall be managed by or under the direction of the Board of Directors. The Board may exercise all such powers of the Exchange and have the authority to perform all such lawful acts as are permitted by law, the LLC Agreement, these Bylaws and the Rules, and shall be vested with all powers necessary for the governing of the Exchange as an "exchange" within the meaning of the Exchange Act. To the fullest extent permitted by applicable law, the LLC Agreement, these Bylaws and the Rules, the Board may delegate any of its powers to a Board Committee, appointed pursuant to Section 6.01 of the Bylaws, or to the Exchange staff.

Section 4.02 **Number of Directors**. The authorized number of Directors shall be as determined from time to time by the Board and shall be at least five (5) and not more than eleven (11). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director. A majority of the Directors serving on the Board shall be Non-Industry Directors. At least one of the Non-Industry Directors shall also be a Public Director. A number of Directors equal to the number of Exchange Facilities shall be Facility Directors and one (1) such Facility Director shall be selected by each Exchange Facility. At least twenty percent (20%) of the Directors shall be Participant Directors and at least one (1) Participant Director shall be selected from among the Exchange Facility Participants of each then existing Exchange Facility. No Exchange Facility Participant shall have more than one officer, director or partner of such Exchange Facility Participant serving as a Participant Director at any time. As soon as practicable after the commencement of operations of any new Exchange Facility, a new Participant Director, Participant Representative, Facility Director and Facility Representative shall be appointed by the Board from among the eligible individuals with respect to such Exchange Facility and such individuals shall serve in such respective capacities until the first annual meeting of the Members following such appointment, when the regular selection processes shall govern.

Section 4.03 **Term of Directors**. Directors shall be divided into three classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Class I Directors shall initially serve a one-year term; Class II Directors shall initially serve a two-year term; and Class III Directors shall initially serve a three-year term. Thereafter, all Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. In the case of any new Director as contemplated by Article IV, Section 4.02, such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. In making such determinations, the Board shall balance the categories of Directors (e.g. Non-Industry, Public, Participant and Facility Directors) among the classes to the extent possible. Each Director shall serve until his or her successor is appointed and qualified or until such Director's resignation, removal, death or disability. Directors may serve consecutive terms if appointed thereto.

Section 4.04 **Interested Directors**.

(a) No Director shall directly or indirectly participate as a member of the Board or of any Board Committee in deliberating or voting on any matter which would substantially affect his or her interests or the interests of any Person in whom he or she is directly or indirectly interested (with respect to such Director, an "Interested Matter"), although interested Directors (with respect to any Interested Matter, each an "Interested Director") may be counted in determining the presence of a quorum at the meeting of the Board or of a Board Committee which authorizes actions with respect to an Interested Matter.

(b) Any Interested Director shall disclose to the Board, and recuse himself or herself from deliberations and votes on, any Interested Matter with respect to such Interested Director. In the event any Interested Director fails to comply with this paragraph, such Interested Director shall be disqualified from deliberations and votes on any Interested Matter by a vote of the Board or by the chairman of any Board Committee with respect to such Board Committee.

(c) For purposes of this Section 4.04, a Director is not personally interested solely by reason of being or having been a member of a Board Committee which has made prior inquiry, examination or investigation of the subject under consideration, nor in the determination of matters that may affect the Exchange Facility Participants as a whole or certain types of Exchange Facility Participants, and a Participant Director shall not be prohibited from participating in deliberations and votes on a matter solely by reason of such Participant Director's participation in the normal course of the conduct of Exchange business.

(d) The Exchange shall not enter into any of the following transactions with any Affiliate of the Exchange unless such transaction shall have been first approved by a majority vote of the Directors that are not Interested Directors:

(i) any loan or extension of credit to such Affiliate;

(ii) any purchase of, or an investment in, securities issued by such Affiliate;

(iii) a purchase of assets from such Affiliate;

(iv) the acceptance of securities issued by such Affiliate as collateral security for a loan or extension of credit to any Person;

(v) the issuance of a guarantee, acceptance, or letter of credit on behalf of such Affiliate;

(vi) the sale of securities or other assets to such Affiliate;

(vii) any transaction where such Affiliate acts as an agent or broker or receives a fee for its services;

(viii) the payment of money or the furnishing of services to such Affiliate under a contract, lease or otherwise; and

(ix) any transaction or series of transactions with a third party if such Affiliate has a financial interest in the third party or is a participant in such transaction or series of transactions.

Section 4.05 **Election of Chairman and Vice Chairman**.

(a) Chairman of the Board. The Board shall elect a Chairman of the Board (the "Chairman") by the affirmative vote of at least two-thirds of the Directors then in office. The Chairman shall serve as such for a term of one (1) year or until his or her resignation, removal, death or disability or until his or her successor is duly elected. The Chairman shall have the authority provided in these Bylaws and the Rules. The Chairman shall preside at all meetings of the Board.

(b) Vice Chairman of the Board. The Board shall elect a Vice Chairman of the Board (the "Vice Chairman") by the affirmative vote of at least two-thirds of the Directors then in office. The Vice Chairman shall serve as such for a term of one (1) year or until his or her resignation, removal, death or disability or until his or her successor is duly elected. In the case of the absence or inability of the Chairman to act, or a vacancy in the office of the Chairman, the Vice Chairman shall exercise the powers and discharge the duties of the Chairman unless determined otherwise by the Board. The Vice Chairman shall have the authority provided in these Bylaws and the Rules.

Section 4.06 **Nominating Committee**. Except as otherwise provided in the Rules and in accordance with this Section 4.06, the Nominating Committee shall nominate individuals in advance of each annual meeting of the Members to begin service as Directors for the applicable class term then expiring (i.e., Class I, Class II or Class III) at such annual meeting of the Members. At each annual meeting of the Members, the individuals selected for the applicable class term pursuant to this Section 4.06 shall begin serving as Directors.

(a) The Nominating Committee shall not be a Board Committee, but rather shall be a committee of the Exchange. The Nominating Committee shall be composed of at least five (5) members. Nominating Committee members need not be Directors. One (1) member of the Nominating Committee with respect to each Exchange Facility shall be the Facility Representative selected by such Exchange Facility. At least twenty percent (20%) of the members of the Nominating Committee shall be Participant Representatives and at least one (1) Participant Representative shall be selected from among the Exchange Facility Participants of each then existing Exchange Facility. A majority of the members of the Nominating Committee shall be Non-Industry Representatives.

(b) Nominating Committee members shall serve terms of one year each beginning each year at the annual meeting of the Members. Each member of the Nominating Committee shall serve until his or her successor is appointed and qualified or until such member's resignation, removal, death or disability. Nominating Committee members may serve consecutive terms if appointed thereto.

(c) **Selection of Nominating Committee**. Prior to each annual meeting of the Members, the Nominating Committee shall nominate the individuals for election as members of the Nominating Committee at the next annual meeting of the Members in accordance with Section 4.06(a) and pursuant to the following:

(i) The Nominating Committee shall meet on such dates and at such times as determined by the Nominating Committee for the purpose of selecting the Nominating Committee nominees. The Nominating Committee shall provide the names of all Nominating Committee nominees to the Secretary not later than sixty (60) days prior to the date of the annual meeting of the Members. Nominating Committee nominees shall promptly provide the Secretary such information as is reasonably necessary to serve as the basis for a determination of the nominee's qualification as a Participant Representative or a Facility Representative, as applicable, and the Secretary shall make a determination concerning the nominee's qualifications. Not later than forty-five (45) days prior to the date of the annual meeting of the Members, (A) the Secretary shall provide written notice to the then-serving Participant Directors representing an Exchange Facility of the name of each proposed Participant Representative nominee, from among the Exchange Facility Participants representing such Exchange Facility, so selected, (B) the Secretary shall provide written notice to each Exchange Facility of the name of its respective proposed Facility Representative nominee so selected, and (C) the Secretary shall provide written notice to the Members, as provided in the LLC Agreement, of the name of each Nominating Committee nominee so selected. In the event any Nominating Committee nominee is changed prior to the annual meeting of the Members, the Secretary shall promptly notify the Members of such change.

(ii) After receipt of notice of the proposed Participant Representative nominee(s) representing an Exchange Facility provided pursuant to Section 4.06(c)(i)(A), a majority of the then-serving Participant Directors representing such Exchange Facility shall have fourteen (14) days in which to notify the Secretary that one or more of such proposed Participant Representative nominee(s) are not acceptable and the Secretary shall promptly notify the Nominating Committee thereof. In such event, the Nominating Committee shall select one or more replacement Participant Representative nominees representing such Exchange Facility and such notice and objection periods shall again apply. If the Participant Directors representing an Exchange Facility do not timely notify the Secretary that any of the respective proposed Participant Representative nominee(s) are not reasonably acceptable, the respective proposed Participant Representative(s) shall be the applicable Participant Representative nominee(s) representing such Exchange Facility submitted to the Members for election to the Nominating Committee at the annual meeting of the Members.

(iii) After receipt of notice of the respective proposed Facility Representative nominee provided pursuant to Section 4.06(c)(i)(B), each Exchange Facility shall have fourteen (14) days in which to notify the Secretary that its proposed Facility Representative nominee is not acceptable and the Secretary shall promptly notify the Nominating Committee thereof. In such event, the Nominating Committee shall select a replacement Facility Representative nominee and such notice and objection periods shall again apply. If an Exchange Facility does not timely notify the Secretary that its proposed Facility Representative nominee is not acceptable, such proposed Facility Representative nominee shall be its Facility Representative nominee submitted to the Members for election to the Nominating Committee at the annual meeting of the Members.

(iv) At the annual meeting of the Members, the Members shall vote on the full slate of Nominating Committee nominees as a group. If the nominated slate fails to obtain the required vote of the Members, a new slate of Nominating Committee nominees shall be selected by the Nominating Committee and the notice and response procedures, set forth in this Section 4.06(c) with respect to the Participant Representatives and Facility Representatives, shall again apply prior to submitting the slate again to a vote of the Members as promptly as possible. Until the Members elect a new Nominating Committee slate, the existing Nominating Committee shall remain in place.

(v) In the event of the death, disability or resignation of any member of the Nominating Committee, the Members shall elect a replacement therefor to serve the remainder of such term, provided that the compositional requirements of the Nominating Committee set forth in Section 4.06(a) of these Bylaws shall be met upon the filling of any such vacancy.

(vi) In the event any nominee named by the Nominating Committee withdraws or becomes ineligible for any reason, the Nominating Committee may select an additional nominee, if necessary, to replace the withdrawn or ineligible nominee and the notice and response provisions set forth in this Section 4.06(c) shall again be followed with respect to such alternative nominee(s), as applicable.

(d) **Selection of Directors**. Prior to the first annual meeting of the Members following adoption of the amendment to Section 4.03 to create three classes of Directors, each Director position set forth in Section 4.02 shall be designated, as determined by the Board, to one of the three classes and the Nominating Committee shall nominate nominees for each Director position for all three classes to begin service at such annual meeting. Thereafter, prior to each annual meeting of the Members, the Nominating Committee shall select nominees for each Director position for the class with its term then expiring to begin service as Directors at such annual meeting of the Members in accordance with Section 4.02 and pursuant to the following:

(i) The Nominating Committee shall meet on such dates and at such times as determined by the Nominating Committee for the purpose of selecting the proposed Director nominees for the class then expiring. The Nominating Committee shall provide the names of all proposed Director nominees for the class then expiring to the Secretary not later than sixty (60) days prior to the date of the annual meeting of the Members. Proposed Director nominees shall promptly provide the Secretary such information as is reasonably necessary to serve as the basis for a determination of the nominee's qualification as a Non-Industry Director, a Public Director, a Participant Director or a Facility Director, as applicable, and the Secretary shall make a determination concerning the nominee's qualifications. Not later than forty-five (45) days prior to the date of the annual meeting of the Members, (A) the Secretary shall provide written notice to the Exchange Facility Participants of each Exchange Facility of the name of each proposed Participant Director nominee representing such Exchange Facility so selected, (B) the Secretary shall provide written notice to each Exchange Facility of the name of its proposed Facility Director nominee so selected, and (C) the Secretary shall provide written notice to the Members, as provided in the LLC Agreement, of the name of each proposed Director nominee so selected.

(ii) After receipt of notice of the proposed Participant Director(s) provided pursuant to Section 4.06(d)(i)(A), Exchange Facility Participants of an Exchange Facility may nominate alternative candidates for service as a Participant Director representing such Exchange Facility by submitting a petition naming an alternative candidate signed by not less than 10% of all then current Exchange Facility Participants of such Exchange Facility. Each petition must include a completed questionnaire used to gather information concerning such Participant Director candidate, including such information as is reasonably necessary to serve as the basis for a determination of the nominee's qualification as a Participant Director, and a statement signed by such alternative candidate confirming such candidate's willingness to serve as a Participant Director if duly elected. The Secretary shall provide the form of questionnaire for such use upon the request of any Exchange Facility Participant of such Exchange Facility. Petitions must be filed with the Secretary not later than 5:00 p.m.

(Boston time), on the date that is fourteen (14) days after the date of the notice of the respective proposed Participant Director(s) provided pursuant to Section 4.06(d)(i)(A) and the Secretary shall promptly forward a copy of any such valid and timely filed petition to the Members and the members of the Nominating Committee. If no alternative candidates are properly nominated by a valid and timely petition, the Participant Director nominees proposed by the Nominating Committee shall be the Participant Directors to take office at the next annual meeting of the Members. In the event one or more alternative candidates are properly nominated by a valid and timely filed petition, the Secretary shall provide written notice to all Exchange Facility Participants, with respect to the applicable Exchange Facility, of all respective proposed Participant Director candidates for such Exchange Facility nominated by the Nominating Committee and all alternative candidates for such Exchange Facility nominated by petition. Such notice shall include the number of Participant Director positions to be filled and the date, time and manner of a vote of Exchange Facility Participants to determine the final Participant Director(s), which date shall be determined by the Secretary and shall not be sooner than five (5) days after notice is given nor later than twenty (20) days prior to the date of the annual meeting of the Members. The number of Participant Director positions for an Exchange Facility to be filled shall be equal to the number of Participant Director nominees originally proposed by the Nominating Committee with respect to such Exchange Facility for that year. In any such vote, each Exchange Facility Participant shall have one vote per Participant Director position to be filled and the candidates (equal to the number of positions to be filled that year) receiving the largest number of votes shall be the Participant Directors representing such Exchange Facility to take office at the next annual meeting of the Members. Voting shall not be cumulative. No Exchange Facility Participant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for any Participant Director nominee and any votes cast by such Exchange Facility Participant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. Tie votes by Exchange Facility Participants shall be decided by the Nominating Committee.

(iii) Each Exchange Facility may, in its sole discretion, replace the nominee to serve as its Facility Director, by written notice filed with the Secretary not later than 5:00 p.m. (Boston time), on the date that is fourteen (14) days after the date of the notice of such proposed Facility Director provided pursuant to Section 4.06(d)(i)(B). Any such replacement Facility Director nominee shall take office at the next annual meeting of the Members. If an Exchange Facility does not replace its proposed Facility Director, such proposed Facility Director shall be its Facility Director to take office at the next annual meeting of the Members.

(iv) By written notice filed with the Secretary not later than 5:00 p.m. (Boston time), on the date that is twenty-one (21) days after the date of the notice of the proposed Participant Director(s) provided pursuant to Section 4.06(d)(i)(C), Members holding a majority of the Voting Percentage Interest may, in each such Member's sole discretion, object to any Director nominee. The Members may object to the nomination of a nominee if the nominee has been disciplined by any securities regulatory authority or the nominee would be subject to statutory disqualification within the meaning of Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.

Any nominee who is objected to by the Members is not eligible to serve as a Director during the next year and the Nominating Committee shall then nominate an eligible alternative nominee, if necessary, not later than ten (10) days after Members notify the Secretary of the Members' objection. The notice, petition, replacement and objection provisions set forth in this Section 4.06 shall again be followed with respect to such alternative nominee(s), as applicable, until all Director nominees are not objected to by the Members. Subject to Section 4.06(d)(ii), (iii) and (v), any proposed Director nominee not objected to by such Members shall be a Director to take office at the next annual meeting of the Members.

(v) In the event any nominee named by the Nominating Committee withdraws or becomes ineligible for any reason, the Nominating Committee may select an additional nominee, if necessary, to replace the withdrawn or ineligible nominee and the notice, petition, replacement and objection provisions set forth in this Section 4.06(d) shall again be followed with respect to such alternative nominee(s), as applicable.

(e) The Nominating Committee shall act by a vote of a majority of the members thereof present at a meeting, provided a quorum is present. At all meetings of the Nominating Committee, a quorum for the transaction of business shall consist of a majority of the members of the Nominating Committee. In the absence of a quorum, a majority of the Nominating Committee members present may adjourn the meeting until a quorum is present.

(f) Unless otherwise restricted by the LLC Agreement or these Bylaws, any action required or permitted to be taken at any meeting of the Nominating Committee may be taken without a meeting, if written consent thereto is signed by all members of the Nominating Committee, and such written consent is filed with the minutes of proceedings of the Board or applicable Board Committee

Section 4.07 **Resignation**. Any Director may resign at any time either upon written notice of resignation to the Chairman or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 4.08 **Removal**. Unless otherwise restricted by the LLC Agreement, these Bylaws or the Rules, any or all of the Directors may be removed from office, at any time, only if a determination is reasonably and promptly made by the Board by a majority vote, that, based upon the facts known to the Board at the time such determination is made, that the Director sought to be removed:

(a) acted in bad faith;

(b) did not act in a manner in the best interests of the Exchange;

(c) engaged in conduct which was unlawful; or

(d) deliberately breached his or her duty to the Exchange.

Section 4.09 **Disqualification**. The term of office of a Director shall terminate immediately upon a determination by the Board, by a majority vote of the remaining Directors, that: (a) the Director no longer satisfies the classification for which the Director was elected; and (b) the Director's continued service as such would violate the compositional requirements of the Board as set forth in Section 4.02 of these Bylaws. If the term of office of a Participant Director terminates under this Section 4.09 and the remaining term of office of such Participant Director at the time of termination is not more than six months, during the term of such vacancy the Board shall not be deemed to be in violation of Section 4.02 by virtue of such vacancy.

Section 4.10 **Vacancies**. Whenever, between meetings of the Exchange, any vacancy exists on the Board by reason of death, resignation, removal or increase in the authorized number of Directors or otherwise, such vacancy may be filled by the affirmative vote of a majority of the Board, provided that the compositional requirements of the Board set forth in Section 4.02 of these Bylaws shall be met upon the filling of any such vacancy. A Director so elected shall serve for the remainder of the applicable class term. In the case of a vacancy in the office of the Chairman, the Board may designate an acting Chairman among the Directors then in office.

Section 4.11 **Meetings of the Board**.

(a) **Time and Place of Meetings**. Any meeting of the Board may be held either within or without the State of Delaware as determined by the Board. Each meeting of the Board shall be held at such time and place as the Board may designate for the purpose of conducting such business as may be properly conducted at such a meeting.

(b) **Annual Meeting**. An annual meeting of the Board shall be held for the purpose of organization, election of Officers, and transaction of any other business. An annual meeting of the Board shall be held as soon as practicable following each annual meeting of the Members. If the annual meeting of the Board is not so held, it shall be called and held in the manner provided herein for special meetings of the Board.

(c) **Special Meetings**. Special Meetings of the Board may be called by the Chairman, by the President, by the CRO, by one or more Members holding a majority of the Voting Percentage Interest or by at least three (3) of the Directors then in office. Notice shall be provided to all Board members of the time and place of any Special Meeting as provided in Section 4.11(g).

(d) **Secretary of Meetings**. The Secretary shall act as secretary of all meetings of the Board. In the absence of the Secretary, the presiding Officer of the meeting shall appoint any other person to act as secretary of the meeting.

(e) **Meeting Participation by Teleconference**. Unless otherwise prohibited by the LLC Agreement, these Bylaws or the Rules, Directors and members of any Committee of the Exchange, may participate in any meeting of the Board or of any

Board Committee or of any Committee of the Exchange, as applicable, by means of conference telephone or similar communications equipment by means of which all individuals participating in the meeting may hear one another, and such participation shall constitute presence in person at such meeting for all purposes.

(f) **Participation in Meetings of the Board**. All meetings of the Board (and any Board Committee) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of a market regulated by the Exchange shall be closed to all Persons other than members of the Board and Officers, staff, counsel or other advisors whose participation is, as determined by the Board (or such Board Committee), necessary or appropriate to the proper discharge of such regulatory functions. In no event shall members of the board of directors of BOX Holdings Group LLC, who are not also members of the Board, or any trustees, officers, staff, counsel or advisors of a Member, who are not also Officers, staff, counsel or advisors of the Exchange, be allowed to participate in any meetings of the Board (or any Board Committee) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of a market regulated by the Exchange except as permitted by affirmative action of the Board.

(g) **Notice of Meetings**. Notice of any meeting of the Board shall be deemed to be duly given to a Director if (i) mailed to the address last made known in writing to the Exchange by such Director as the address to which such notices are to be sent, at least five (5) days before the day on which such meeting is to be held; (ii) sent to the Director at such address by facsimile or other electronic transmission, not later than two days before the day on which such meeting is to be held; or (iii) delivered to the Director personally or orally, by telephone or otherwise, not later than two days before the day on which such meeting is to be held. Notwithstanding the foregoing, in exigent circumstances where a delay has the potential to adversely affect the Exchange, notice of a meeting of the Board may be properly given by any method set forth in (ii) or (iii) above one day before the day on which such meeting is to be held. Each notice shall state the time and place of the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 11.01 of these Bylaws. Subject to Section 4.11(h), any meeting of the Board shall be a legal meeting without any prior notice if all Directors then in office shall be present.

(h) **Waiver of Notice**. Notice of any meeting of the Board need not be given to any Director if waived by that Director in writing whether before or after the holding of such meeting. Attendance at a meeting of the Board for which notice is required shall be deemed a waiver of such notice unless such attendance is for the sole purpose of objecting, at the beginning of the meeting, to the transaction of business on the ground that the meeting is not lawfully called or convened.

(i) **Presiding Director**. The Chairman, or, in the absence of the Chairman, the Vice Chairman, shall preside over meetings of the Board. In the absence of the Chairman and the Vice Chairman, a presiding Officer shall be chosen by a majority of the Directors present. The Secretary shall act as secretary of the meeting. In his or her absence, the presiding Officer shall appoint another person to act as secretary of the meeting.

(j) **Quorum and Voting**. At all meetings of the Board, unless otherwise set forth in these Bylaws or required by law, a quorum for the transaction of business shall consist of the presence of a majority of the Directors then serving. In the absence of a quorum, a majority of the Directors present may only adjourn the meeting until a quorum is present. The vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board except as may be otherwise specifically provided by law, the LLC Agreement, these Bylaws or the Rules.

(k) **Action by Written Consent**. Unless otherwise restricted by the LLC Agreement or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any Board Committee may be taken without a meeting, if written consent thereto is signed by all members of the Board, or of such Board Committee as the case may be, and such written consent is filed with the minutes of proceedings of the Board or applicable Board Committee.

Section 4.12 **Compensation**. The Compensation Committee may provide for reasonable compensation of the Chairman, the Directors, the members of any Board Committee and the members of any committee of the Exchange. Each Director shall receive the same compensation as each other Director, other than the Chairman. The Chairman shall be eligible to receive higher compensation than the other Directors. The Compensation Committee may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Exchange.

## ARTICLE 5. REGULATION

Section 5.01 **General**. The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Exchange not inconsistent with the law, the Rules, the LLC Agreement or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Exchange by any of its Officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Exchange, or in relying in good faith upon other records of the Exchange.

Section 5.02 **Confidentiality of Information and Records Relating to SRO Function**. All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Exchange and its personnel, including any individuals entitled to information pursuant to Board observation rights (each, an "Observer"), and will not be used by the Exchange for any non-regulatory purposes and shall not be made available to any Persons (including, without limitation, any Members) other than to those personnel of the Exchange, to members of the Board and to any Observer to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Exchange, or unless required by court order or applicable law.

Section 5.03 **Rulemaking**. The Board may adopt, amend or repeal such Rules as it may deem necessary or proper, including, but not limited to, Rules with respect to:

(a) Trading of securities on the Exchange;

(b) Access of Exchange Facility Participants to any electronic system operated by the Exchange or an Exchange Facility that receives and disseminates quotes, executes orders and reports transactions and the conduct of such Exchange Facility Participants in regard to their use of Exchange facilities and systems;

(c) Insolvency of Exchange Facility Participants;

(d) Partners, officers, directors, stockholders and employees of Exchange Facility Participants;

(e) Business conduct of Exchange Facility Participants;

(f) Business connections of Exchange Facility Participants, and their association with or domination by or over Persons engaged in the securities business;

(g) Capital requirements for Exchange Facility Participants;

(h) Arbitration of disputes, claims and controversies between Exchange Facility Participants and procedures relating thereto; and

(i) Conduct and procedure for disciplinary hearings and reviews therefrom.

Section 5.04 **Securities**. The Board may approve the admission of securities for trading on the Exchange or may remove the same from trading on the Exchange.

Section 5.05 **Penalties**. The Board may prescribe and impose penalties for violations of these Bylaws or the Rules, for neglect or refusal to comply with orders, directions or decisions of the Board or for any other offenses against the Exchange. Funds received by the Exchange as payment of such penalties shall not be used to make any distribution to the Members.

## ARTICLE 6. COMMITTEES

Section 6.01 **Board Committees**. The Board shall create and maintain an Audit Committee, a Compensation Committee and a Regulatory Oversight Committee. The Board may appoint one or more additional Board Committees and delegate such responsibility and authority to such Board Committee for such time as determined by the Board, provided that one member of each such Board Committee (other than the Compensation Committee and the Regulatory Oversight Committee) shall be a Facility Director. Except as herein provided, vacancies in membership of any Board Committee shall be filled by the Board. The Board may designate one or more Directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of a Board Committee. In the event of the absence or disqualification of any member of a Board Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint one or more Directors to act at the meeting in the place of any such absent or disqualified member, subject to the composition requirements of such Committee set forth in these Bylaws. Members of a Board Committee shall hold office for such period as may be fixed by the Board. Any member of a Board Committee may be removed from such Board Committee by the Board. A Director shall cease to serve on any Board Committee upon termination of his or her service as a Director for any reason.

Section 6.02 **Procedures**. Except as otherwise provided in these Bylaws, the Rules, or by resolution of the Board, each Board Committee may determine the manner in which its proceedings shall be conducted. Each Board Committee shall have the power to adopt a charter and other written policies and procedures for such Board Committee. The Secretary shall keep regular minutes of Board Committee meetings and report the same to the Board.

Section 6.03 **Committee Quorum and Voting**. Each Board Committee shall determine, by majority vote of its members, its rules with respect to notice, quorum, voting and the taking of action, provided that such rules shall be consistent with law, these Bylaws and the Rules applicable to the Board and the resolution of the Board establishing such Board Committee.

Section 6.04 **Executive Committee**. The Board may appoint an Executive Committee, which shall have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Exchange between meetings of the Board, except that the Executive Committee shall not have the powers of the Board, if any, with respect to approving any merger, consolidation, sale of substantially all of the assets or dissolution of the Exchange. A majority of the Directors serving on the Executive Committee shall be Non-Industry Directors. At least twenty percent (20%) of the members of the Executive Committee shall be Participant Directors and at least one (1) Participant Director shall be selected from among the Exchange Facility Participants of each then existing Exchange Facility. The Executive Committee shall include each Facility Director except with respect to any such Facility Director who declines to so serve. Executive Committee members shall hold office for a term of one year. At all meetings of the Executive Committee, a quorum for the transaction of business shall consist of a majority of the Executive Committee, including at least a majority Non-Industry Directors and at least one Participant Director.

Section 6.05 **Audit Committee**. The Board shall appoint an Audit Committee, which shall consist of not less than three (3)**,** and no more than five (5), Directors, none of whom shall be Officers or employees of the Exchange, and each of whom shall meet the requirements established in the Audit Committee charter. A majority of the Directors serving on the Audit Committee shall be Non-Industry Directors. The Audit Committee shall include one (1) Facility Director. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Exchange's financial reporting process and the financial information that is provided to the Members and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Exchange's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Exchange's independent auditors (or nominate the independent auditors to be proposed for ratification by the Members); and (D) direct and oversee all the activities of the Exchange's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

Section 6.06 **Compensation Committee**. The Board shall appoint a Compensation Committee, which shall consist of not less than three (3), and no more than five (5), Directors, each of whom shall meet the requirements established in the Compensation Committee charter. All of the Directors serving on the Compensation Committee shall be Non-Industry Directors. The Compensation Committee shall not include any Facility Directors. The Compensation Committee shall set compensation, including compensation policies, programs, and practices for Directors, Officers and employees of the Exchange. The Compensation Committee shall take into consideration any recommendations made by the President.

Section 6.07 **Regulatory Oversight Committee**. The Board shall appoint a Regulatory Oversight Committee, which shall consist of not less than three (3), and no more than five (5), Directors, each of whom shall be Non-Industry Directors. The Regulatory Oversight Committee shall not include any Facility Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, assess the Exchange's regulatory performance, and assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of the Exchange's regulatory functions. The CRO shall report to the Regulatory Oversight Committee and the Regulatory Oversight Committee, in its sole discretion, shall make all hiring and termination decisions with respect to the CRO, in each case taking into consideration any recommendations made by the President. The Regulatory Oversight Committee shall establish a direct reporting line of communication with the CRO and shall meet regularly with the CRO to review regulatory matters.

Section 6.08 **Hearing Committee**.

(a) The Hearing Committee shall not be a Board Committee but shall be a separate committee of the Exchange. Promptly after the annual meeting of the Members, the Chairman shall appoint a Hearing Committee composed of such number of Exchange Facility Participants and individuals who are not Exchange Facility Participants as the Chairman shall deem necessary, none of whom shall be Directors. The Hearing Committee or any panel thereof shall include at least one Participant Representative and shall have exclusive jurisdiction to conduct hearings on disciplinary proceedings brought by the Exchange against any Exchange Facility Participant, or any Person employed by or associated with any Exchange Facility Participant for any alleged violation of the Exchange Act, the rules and regulations thereunder, these Bylaws or the Rules, or the interpretations and stated policies of the Board (an "Exchange Violation").

(b) If an Exchange Facility Participant, or Person employed by or associated with an Exchange Facility Participant, is adjudged guilty of an Exchange Violation in any disciplinary proceeding, the Hearing Committee or any panel thereof shall be empowered to impose one or more of the following disciplinary sanctions: expulsion, suspension, limitation of activities, functions and operations, fine, censure, being suspended or barred from being associated with an Exchange Facility Participant, or any other fitting sanction with respect to each Exchange Violation as to which guilt is determined. Any Exchange Facility Participant or Person adjudged guilty of an Exchange Violation in any disciplinary proceeding by the Hearing Committee or any panel thereof shall have the right to appeal such decision to the Board. The decision of the Board shall be deemed to be the final action of the Exchange. Any decision of the Board may ultimately be appealed to the SEC.

(c) The foregoing jurisdiction, function and powers shall be exercised by the Hearing Committee in accordance with the provisions in Rule Series 12000 and 24000.

Section 6.09 **Committee Expenses**. Funds to meet the regular expenses of each Board Committee and other committee of the Exchange shall be provided by the Board, and all such expenses shall be subject to the approval of the Board.

## ARTICLE 7. OFFICERS

Section 7.01 **Officers**. The Board shall elect the Officers, which shall include a President, a Chief Regulatory Officer (the "CRO"), a Secretary and such other executive or administrative Officers as it shall deem necessary or advisable. All Officers shall have such titles, powers and duties as shall be determined from time to time by the Board. The CRO shall report to each of the President and the Regulatory Oversight Committee and shall have general day-to-day supervision over the Exchange's regulatory operations. The terms of office of such Officers shall be at the pleasure of the Board, which, by affirmative vote of a majority of the Board, may remove any such Officer at any time (other than the CRO, who shall be subject to the Regulatory Oversight Committee, pursuant to Section 6.07). One person may hold the offices, and perform the duties, of any two or more of such offices.

Section 7.02 **Absence of Officer and Delegation of Duties**. In case of the absence of any Officer, or for any other reason that the Board may deem sufficient, the Board may confer, for a time, the powers or duties, or any of them, of such Officer upon any other Officer or upon any Director.

Section 7.03 **Resignation and Removal**. Any Officer may resign at any time upon written notice of resignation to the Board or the President. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein. The acceptance of a resignation shall not be necessary to make the resignation effective unless so specified therein. Each Officer shall be subject to removal with or without cause at any time by action of the Board, except as otherwise set forth in the LLC Agreement or these Bylaws. The terms of office of such Officers shall be at the pleasure of the Board, which, by affirmative vote of a majority of the Board, may remove any such Officer at any time. Any vacancy occurring in any office of the Exchange may be filled by the Board. Notwithstanding the foregoing, the CRO shall be subject to the Regulatory Oversight Committee, pursuant to Section 6.07.

Section 7.04 **Election and Term of Office**. Each Officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 7.05 **Compensation**. The compensation of the Officers shall be fixed by the Board or the Compensation Committee, but this power may be delegated to any Officer in respect of other Officers or employees under his or her supervision.

Section 7.06 **Secretary**. The Secretary shall record all the proceedings of the meetings of the Members, the Board and Board Committees in a book to be kept for that purpose and shall also record therein all actions taken by written consent of the Members or Directors in lieu of a meeting. The Secretary shall determine whether a nominee for either a position as a Director or as a prospective member of a Board Committee or other committee of the Exchange meets the required qualifications for such a position and the Secretary shall review the qualifications of such persons at least annually. The Secretary shall attend to the giving and serving of all notices to Directors and members of other committees of the Exchange. The Secretary shall have charge of the books and papers of the Exchange as the Board may direct. The Secretary shall have all such further powers and duties as are generally incident to the position of Secretary or as may be assigned to the Secretary by the Board.

Section 7.07 **Agents and Employees**. In addition to the Officers, the Exchange may employ such agents and employees as the Board may deem necessary or advisable, each of whom shall hold office for such period and exercise such authority and perform such duties as the Board or any Officer designated by the Board from time to time determines. Agents and employees of the Exchange shall be under the supervision and control of the Officers unless the Board determines that an agent or employee shall be under the supervision and control of the Board.

Section 7.08 **Bond**. The Exchange may secure the fidelity of any or all of its Officers, agents, or employees by bond or otherwise.

## ARTICLE 8. INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 8.01 **Right to Indemnification**. The Exchange may indemnify any Person against any claim to the extent determined by the Board to be in the best interests of the Exchange. The Exchange shall indemnify, and hold harmless, to the fullest extent permitted by law as it presently exists or may thereafter be amended, any Person (and the heirs, executors, and administrators of such Person) who, by reason of the fact that such Person is or was a Director, Officer, employee or agent of the Exchange, or the member of a committee of the Exchange, or is or was a Director, Officer, employee or agent of the Exchange who is or was serving at the request of the Exchange as a director, officer, employee or agent of another Person, including without limitation service with respect to employee benefit plans, (each an "Indemnified Person") is or was a party, or is threatened to be made a party to (i) any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or (ii) any threatened, pending, or completed action, suit or proceeding by or in the right of the Exchange to procure a judgment in its favor, in each case against expenses (including attorneys' fees and disbursements), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with the defense or settlement of, or otherwise in connection with, any such action, suit, or proceeding (collectively, "Indemnified Claims"). Notwithstanding the foregoing, no Indemnified Person shall be indemnified by the Exchange, and no claim shall be an Indemnified Claim, if and to the extent (1) such claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (2) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such claim was unlawful or (3) such Indemnified Person deliberately breached such Indemnified Person's duty to the Exchange, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction.

Section 8.02 **Right to Advancement of Expenses**. The Exchange shall advance expenses (including attorneys' fees and disbursements) to Indemnified Persons for Indemnified Claims; provided, however, that the payment of such expenses incurred by such Indemnified Person, in advance of the final disposition of the matter, shall be conditioned upon receipt of a written undertaking by the Person to repay all amounts advanced if it should be ultimately determined that the Person is not entitled to be indemnified under this Article 8 or otherwise.

Section 8.03 **Board Determination Not to Advance Expenses**. Notwithstanding the foregoing or any other provision of these Bylaws, no advance shall be made by the Exchange to any Indemnified Person if a determination is reasonably and promptly made by the Board by a majority vote of those Directors who have not been named parties to the action, even though less than a quorum, or, if there are no such Directors or if such Directors so direct, by independent legal counsel, that, based upon the facts known to the Board or such counsel at the time such determination is made: (1) such Indemnified Person committed fraud, acted in bad faith or engaged in willful misconduct; (2) with respect to any criminal proceeding, such Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct was unlawful; or (3) such Indemnified Person deliberately breached such Indemnified Person's duty to the Exchange.

Section 8.04 **Non-Exclusivity of Rights**. The indemnification provided by this Article 8 in a specific case shall not be deemed exclusive of any other rights to which an Indemnified Person may be entitled, both as to action in his or her official capacity and as to action in another capacity while in such capacity, and shall continue as to an Indemnified Person who has ceased to be a Director, Officer, or committee member, employee, or agent and shall inure to the benefit of such Indemnified Person's heirs, executors, and administrators.

Section 8.05 **Effect of Repeal or Modification**. Any repeal or modification of the foregoing provisions of this Article 8 shall not adversely affect any right or protection hereunder of any Person respecting any act or omission occurring prior to the time of such repeal or modification.

Section 8.06 **Right of Indemnitee to Bring Suit**. If a claim for indemnification or advancement of expenses under this Article 8 is not paid in full within sixty (60) days after a written claim therefor by an Indemnified Person has been received by the Exchange, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Exchange shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses.

Section 8.07 **Insurance**. The Exchange shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Director, Officer, or committee member, employee or agent of the Exchange, or who is or was serving as a director, officer, employee, or agent of another Person against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Exchange is required to indemnify such Person against such liability hereunder.

## ARTICLE 9. MISCELLANEOUS

Section 9.01 **Maintenance of Books and Records**. All books and records, including minutes of meetings of the Board and Board Committees, shall be maintained by the Secretary. Any records maintained by the Exchange in the regular course of business, including its books of account and minute books, may be kept on, or be in the form of, magnetic tape, computer disk, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. All books and records of the Exchange shall be maintained at a location within the United States.

Section 9.02 **Conflict**. In the event of a conflict between these Bylaws and the LLC Agreement, the LLC Agreement shall control in all instances.

## ARTICLE 10. EXECUTION OF INSTRUMENTS, CONTRACTS, ETC.

Section 10.01 **Payment Instruments**. All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Exchange by such Officer or Officers or person or persons as the Board, or a duly authorized Board Committee, may from time to time designate. Except as otherwise provided by law, the Board, any Board Committee given specific authority in the premises by the Board, or any Board Committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board, may authorize any Officer, employee, or agent, in the name of and on behalf of the Exchange, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

Section 10.02 **Governmental Documents**. All applications, written instruments, and papers required by any department of the United States Government or by any state, county, municipal, or other governmental authority, may be executed in the name of the Exchange by any principal Officer or subordinate Officer of Exchange, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Exchange. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

## ARTICLE 11. AMENDMENTS; EMERGENCY BYLAWS

Section 11.01 **Amendments**. These Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board, provided that notice of the proposed change was given in the notice of the meeting and, in the case of the Board, in a notice given no less than twenty-four hours prior to the meeting. The Exchange shall review any amendment, modification, waiver or supplement to these Bylaws and, if such amendment is required under Section 19 of the Exchange Act and the rules promulgated thereunder to be filed with, or filed with and approved by, the SEC before such amendment may be effective, then such amendment shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

Section 11.02 **Emergency Bylaws**. The Executive Committee may adopt emergency Bylaws subject to repeal or change by action of the Board that shall, notwithstanding any different provision of these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, any attack on the United States or on a locality in which the Exchange conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or another Board Committee cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.